NOTICE TO READERS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations for our fiscal year ended January 31, 2009 (“fiscal 2009 MD&A”) dated March 31, 2009 reflects amendments to the version originally filed with the Canadian Securities Administrator’s System for Electronic Document Analysis (“SEDAR”) on April 9, 2009.

This MD&A has been amended to reflect our adoption of Statement of Financial Accounting Standards (“SFAS”) No. 141R, “Business Combinations” (“SFAS 141R”). We adopted SFAS 141R retrospectively on February 1, 2009 and have accounted for its impact as a retrospective change in an accounting principle under SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). Our consolidated balance sheet, consolidated statement of operations, consolidated statement of shareholders’ equity and consolidated statement of cash flows as at and for the year ended January 31, 2009 (the “fiscal 2009 consolidated financial statements”) have been adjusted to reflect this retrospective adoption of SFAS 141R (the “adjusted fiscal 2009 statements”) and the adjusted fiscal 2009 statements have been filed on SEDAR on the date hereof.

The effect of retrospectively adopting SFAS 141R on our previously reported fiscal 2009 consolidated financial statements is described more fully in Note 18 to our adjusted fiscal 2009 statements. We have made corresponding changes in this fiscal 2009 MD&A to reflect the effect of retrospectively adopting SFAS 141R.

This fiscal 2009 MD&A does not otherwise reflect events or developments subsequent to March 31, 2009.

September 30, 2009

THE DESCARTES SYSTEMS GROUP INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contains references to Descartes using the words “we,” “us,” “our” and similar words and the reader is referred to using the words “you,” “your,” and similar words.

The MD&A also refers to our fiscal years. Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ended on January 31, 2009, is referred to as the “current fiscal year,” “fiscal 2009,” “2009” or using similar words. Our previous fiscal year, which ended on January 31, 2008, is referred to as the “previous fiscal year,” “fiscal 2008,” “2008” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, 2010 refers to the annual period ending January 31, 2010 and the “fourth quarter of 2010” refers to the quarter ending January 31, 2010.

This MD&A, which is prepared as of March 31, 2009, covers our year ended January 31, 2009, as compared to years ended January 31, 2008 and 2007. You should read the MD&A in conjunction with our audited consolidated financial statements for 2009. We prepare and file our consolidated financial statements and MD&A in United States (“US”) dollars and in accordance with US generally accepted accounting principles (“GAAP”). All dollar amounts we use in the MD&A are in US currency, unless we indicate otherwise.

We have prepared the MD&A with reference to the Form 51-102F1 MD&A disclosure requirements established under National Instrument 51-102 “Continuous Disclosure Obligations” (“NI 51-102”) of the Canadian Securities Administrators.

Additional information about us, including copies of our continuous disclosure materials such as our annual information form, is available on our website at http://www.descartes.com, through the EDGAR website at http://www.sec.gov or through the SEDAR website at http://www.sedar.com.

Certain statements made in this Annual Report, including, but not limited to, statements in the “Trends / Business Outlook” section and statements regarding our expectations concerning future revenues and earnings; our baseline calibration; our future business plans and business planning process; use of proceeds from previously completed financings or other transactions; future purchase price that may be payable pursuant to completed acquisitions and the sources of funds for such payments; allocation of purchase price for completed acquisitions; the impact of our customs compliance business on our revenues; mix of revenues between services revenues and license revenues; our expectations regarding the cyclical nature of our business, including an expectation that our third quarter will be strongest for shipping volumes and our first quarter will be the weakest; our plans to continue to allow customers to elect to license technology in lieu of subscribing to services; our anticipated loss of revenues and customers in fiscal 2010 and beyond and our ability to replace any corresponding loss of revenue; our ability to keep our operating expenses at a level below our baseline revenues; uses of cash; expenses, including amortization of intangibles; goodwill impairment tests and the possibility of future impairment adjustments; income tax provision and expense; effective tax rates applicable to future fiscal periods; anticipated tax benefits; statements regarding increases or decreases to deferred tax assets; the results of our Ontario retail sales tax audit and our ability to collect from our customers any additional retail sales tax assessed as part of the audit.; the effect on expenses of a weak US dollar; our liability with respect to various claims and suits arising in the ordinary course; any commitments referred to in the “Commitments, Contingencies and Guarantees” section of this MD&A; our intention to actively explore future business combinations and other strategic transactions; our liability under indemnification obligations; anticipated geographic break-down of business; our reinvestment of earnings of subsidiaries back into such subsidiaries; the sufficiency of capital to meet working capital and capital expenditure requirements; our ability to raise capital; the impact of new accounting pronouncements; the expensing of acquisition-related expenses for business combination transactions completed in fiscal 2010 and thereafter pursuant to SFAS 141R (as defined herein); and other matters related thereto constitute forward-looking information for the purposes of applicable securities laws (“forward-looking statements”). When used in this document, the words “believe,” “plan,” “expect,” “anticipate,” “intend,” “continue,” “may,” “will,” “should” or the negative of such terms and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed under the heading “Certain Factors That May Affect Future Results” appearing in the MD&A. If any of such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions, assumptions or circumstances on which any such statements are based.

  OVERVIEW

We are a global provider of on-demand, software-as-a-service (SaaS) logistics technology solutions that help our customers make and receive shipments. Using our technology solutions, companies can reduce costs, save time, and enhance the service that they deliver to their own customers. Our technology-based solutions, which consist of services and software, connect people to their trading partners and enable business document exchange (bookings, bills of lading, status messages); regulatory compliance and customs filing; route and resource planning, execution and monitoring; inventory and asset visibility; rate and transportation management; and warehouse optimization. Our pricing model provides our customers with flexibility in purchasing our solutions on either a license or an on-demand basis. Our primary focus is on serving transportation providers (air, ocean and truck modes), third party intermediaries (including third-party logistics providers, freight forwarders and customs brokers) and distribution-sensitive companies where delivery is either a key or a defining part of their own product or service offering, or where there is an opportunity to reduce costs and improve service levels by optimizing the use of their assets.

The Market

Supply chain management has been evolving over the past several years as companies are increasingly seeking automation and real-time control of their supply chain activities. We believe companies are looking for integrated, end-to-end solutions that combine business document exchange and mobile resource management applications (MRM) with end-to-end supply chain execution management (SCEM) applications, such as transportation management, routing and scheduling, and inventory visibility.

We believe logistics-intensive organizations are seeking new ways to differentiate themselves, drive efficiencies to offset escalating operating costs and improve margins that are trending downward. Existing global trade and transportation processes are often manual and complex to manage. This is a consequence of the growing number of business partners participating in companies’ global supply chains and a lack of standardized business processes.

Additionally, global sourcing, logistics outsourcing and changes in day-to-day requirements are adding to the overall complexities that companies face in planning and executing in their supply chains. Whether a shipment gets delayed at the border, a customer changes an order or a breakdown occurs on the road, there are more and more issues that can significantly impact the status of fulfillment schedules and associated costs.

These challenges are heightened for suppliers that have end customers frequently demanding narrower order-to-fulfillment time frames, lower prices and greater flexibility in scheduling and rescheduling deliveries. End customers also want real-time updates on delivery status, adding considerable burden to supply chain management as process efficiency is balanced with affordable service.

In this market, manual and fragmented logistics solutions are often proving inadequate to address the needs of operators. Connecting manufacturers and suppliers to carriers on an individual, one-off basis is too costly for the majority of organizations. Further, these solutions don’t provide the flexibility required to efficiently accommodate varied processes for organizations to remain competitive. The rate of adoption of newer logistics technology is evolving, but a disproportionate number of organizations still have manual business processes. This presents an opportunity for logistics technology providers to help customers improve efficiencies in their operations.

As the market continues to change, we have been evolving to meet our customers’ needs. We have been educating our prospects and customers on the value of connecting to trading partners through our logistics network and automating, as well as standardizing, business processes. Our customers are increasingly looking for a single source, web-based solution provider who can help them manage the end-to-end shipment process – from the booking of the move of a shipment, to the tracking of that shipment as it moves, to the regulatory compliance filings to be made during the move and, finally, the settlement and audit of the invoice relating to that move.

Additionally, regulatory initiatives mandating electronic filing of shipment information with customs authorities require companies who move freight by air, ocean or truck to automate their processes to remain compliant and competitive. Our customs compliance technology helps shippers, transportation providers, freight forwarders and other logistics intermediaries securely and electronically file shipment information with customs authorities and self-audit its own efforts. Our technology also helps carriers and freight forwarders efficiently coordinate with customs brokers to expedite cross-border shipments. While many compliance initiatives started in the US, compliance is quickly becoming a global issue with international shipments crossing several borders on the way to their final destination. With this in mind, in October 2008, we acquired Dexx bvba (“Dexx”), a Belgium-based customs filing and logistics messaging provider, to strengthen our Global Logistics Network regulatory filing solutions in the European market.

Solutions

Our solutions are primarily offered to two identified customer groups: transportation providers and logistics service providers (LSPs) who are served by our Global Logistics Network; and manufacturers, retailers and distributors (MRDs), who are served by our Delivery Management™ solutions. Our solutions enable our customers to purchase and use either one module at a time or combine several modules as a part of their end-to-end, real-time supply chain solution. This gives our customers an opportunity to add supply chain services and capabilities as their business needs grow and change.

Our Global Logistics Network helps transportation companies and LSPs better manage their shipment management process, optimize fleet performance, comply with regulatory requirements, expedite cross-border shipments and connect and communicate with their trading partners. Our Global Logistics Network is one of the world’s largest multimodal electronic networks focused on transportation providers, their trading partners and regulatory agencies.

LSPs are increasingly looking for technology to help them manage the end-to-end shipment lifecycle – from the booking of the shipment with the transportation provider to the settlement and audit of the invoice relating to the shipment. With our acquisition of Global Freight Exchange Limited (“GF-X”) in 2008, we added air cargo booking functionality to our Global Logistics Network to enable our customers to access technology to help them manage the entire air shipment lifecycle.

Our Delivery Management solutions help MRD enterprises reduce logistics costs, efficiently use logistics assets and decrease lead-time variability for their global shipments and regional operations. In addition, these solutions arm the customer service departments of private fleets and contract carriers with information about the location, availability and scheduling of vehicles so they can provide better information to their own clients. Our Delivery Management solutions are differentiated by the ability to combine planning, execution, messaging services and performance management into an integrated solution.

Sales and Distribution

Our sales efforts are primarily directed toward two specific customer markets: (a) transportation companies and LSPs; and (b) MRDs. Our sales staff is regionally based and trained to sell across our solutions to specific customer markets. In North America and Europe, we promote our products primarily through direct sales efforts aimed at existing and potential users of our products. In the Asia Pacific, Indian subcontinent, Ibero-America and African regions, we focus on making our channel partners successful. Channel partners for our other international operations include distributors, alliance partners and value-added resellers.

Marketing

Marketing materials are delivered through targeted programs designed to reach our core customer groups. These programs include trade shows and user group conferences, partner-focused marketing programs, and direct corporate marketing efforts.

Significant 2009 Events

We reported net income of $20.2 million in 2009, which included an $11.7 million net, non-cash, deferred income tax recovery. This recovery was comprised of a $14.5 million reduction in our valuation allowance for deferred tax assets in the fourth quarter of 2009, less $2.8 million that was used to offset 2009 US and Sweden taxable income. This recovery arose because we determined that it was more likely than not that, in future periods, we would use a portion of our tax loss carryforwards to offset taxable income in certain jurisdictions, including Canada, Netherlands and Australia..

On October 1, 2008 we acquired 100% of the outstanding shares of Dexx, a Belgium-based European customs filing and logistics messaging provider. Dexx’s customs offerings help shippers, cargo carriers and freight forwarders manage the movement and submission of customs filings and messages to a number of customs authorities. In addition to customs services, Dexx manages the Brucargo Community System (BCS), the cargo community system at Brussels airport. BCS provides a comprehensive range of electronic information exchange between airlines, integrators, general sales agents, forwarding agents, ground handlers, truckers and shippers, as well as customs and other governmental bodies. The purchase price for this acquisition was approximately $1.7 million in cash and an additional $0.1 million in transactional costs.

On December 3, 2008, we announced that the Toronto Stock Exchange (the "TSX") had approved the purchase by us of up to an aggregate of 5,244,556 Descartes common shares pursuant to a normal course issuer bid. The purchases can occur from time to time until December 4, 2009, through the facilities of the TSX and/or the NASDAQ Stock Exchange (the "NASDAQ"), if and when we consider advisable.

On January 26, 2009 we went live with our Importer Security Filing (ISF) "10+2" service. This service is available to the more than 4,000 members of our GLN to help them comply with this latest United States Customs and Border Protection's (CBP) ISF "10+2" initiative.

Subsequent Events

On February 5, 2009 we acquired the logistics business of privately-held Oceanwide Inc. in an all-cash transaction. The acquisition added more than 700 members to our GLN and extended our customs compliance solutions. Oceanwide's logistics business (“Oceanwide”) is focused on a web-based, hosted SaaS model that we believe is ideal for customs brokers and freight forwarders who choose to outsource rather than procure or manage traditional enterprise applications behind their own firewalls. Oceanwide provides solutions for; customs filing, including new 10+2 compliant advanced manifest solutions; automated customs broker interfaces (“ABI”); trade compliance; and logistics management software. The acquired logistics business employed approximately 45 people at offices in Montreal, Quebec and Miami, Florida. We acquired 100% of Oceanwide's US operations and certain Canadian assets and liabilities related to the logistics business. The purchase price for this acquisition, net of working capital received, was approximately $8.4 million in cash plus transaction costs.

On March 10, 2009, we completed the acquisition of all of the shares of Scancode Systems Inc. (“Scancode). Scancode provides its customers with a system that scales from the loading dock to the enterprise, providing up-to-date rates that allow the customer to both make efficient shipment decisions and comply with carrier manifesting and labeling requirements. Scancode’s strength is in helping to manage small parcel shipments with postal services, courier carriers and over 150 less-than-truckload carriers. Scancode also has supporting warehouse and automated data collection functionality. The purchase price for this acquisition, net of working capital received, was approximately $6.5 million in cash plus transaction costs.

CONSOLIDATED OPERATIONS

The following table shows, for the years indicated, our results of operations in millions of dollars (except per share and weighted average share amounts):

Year ended	January 31,	January 31,	January 31,
	2009	2008	2007
Total revenues	66.0	59.0	52.0
Cost of revenues	22.3	20.6	17.5
Gross margin	43.7	38.4	34.5
Operating expenses	30.0	27.5	26.2
Amortization of intangible assets	5.2	3.7	2.7
Contingent acquisition consideration	0.8	2.0	2.1
Impairment of goodwill	-	-	0.1
Restructuring recovery	-	-	(0.2)
Income from operations	7.7	5.2	3.6
Investment income	1.0	1.5	0.6
Income before income taxes	8.7	6.7	4.2
Income tax expense (recovery)	(11.5)	(15.7)	0.2
Net income	20.2	22.4	4.0

EARNINGS PER SHARE
BASIC	0.38	0.44	0.09
DILUTED	0.38	0.43	0.09
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands) BASIC DILUTED	52,961 53,659	51,225 52,290	45,225 46,475

Other Pertinent Information:
Total assets	145.9	126.4	71.3

Total revenues consist of services revenues and license revenues. Services revenues are principally comprised of the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; and (iii) maintenance, subscription and other related revenues, which include revenues associated with maintenance and support of our services and products, which are recognized ratably over the subscription period. License revenues derive from licenses granted to our customers to use our software products.

The following table provides additional analysis of our services and license revenues (in millions of dollars and as a proportion of total revenues) generated over each of the years indicated:

Year ended	January 31,	January 31,	January 31,
	2009	2008	2007
Services revenues	61.0	54.5	46.8
Percentage of total revenues	92%	92%	90%

License revenues	5.0	4.5	5.2
Percentage of total revenues	8%	8%	10%
Total revenues	66.0	59.0	52.0

Ourservices revenues were $61.0 million, $54.5 million and $46.8 million in 2009, 2008 and 2007, respectively.

The increase in services revenues in 2009 from 2008 is primarily due to the inclusion in 2009 of a full year of services revenues from our 2008 acquisitions with services-based revenues, and a partial-year of 2009 revenues from our acquisition of Dexx. 2009 services revenues also increased due to increased customs compliance revenues from the ACE e-manifest initiative (as discussed further in the “Trends / Business Outlook” section of this MD&A).

The increase in services revenues in 2008 from 2007 is primarily due to the inclusion in 2008 of a full year of services revenues from our 2007 acquisition of Flagship Customs Services, Inc. (“FCS”), a partial-year of 2008 revenues from our acquisition of GF-X and, to a lesser extent, other 2008 acquisitions. 2008 services revenues also increased due to increased customs compliance revenues from the ACE e-manifest initiative. The increase in 2008 was partially offset by a decrease in 2008 of recurring ocean services revenues as a result of certain customers of our legacy ocean services cancelling relatively large recurring revenue contracts effective in the third and fourth quarters of 2007 (“Legacy Ocean Services Cancellations”).

Our services revenues are dependent on the number of shipments being moved by our customers and, accordingly, our services revenues are somewhat subject to seasonal shipment volume trends across the various modes of transportation (i.e. air, ocean, truck) we serve. In our first fiscal quarter, we historically have seen lower shipment volumes in air and truck which impact the aggregate number of transactions flowing through our business document exchange. In our second fiscal quarter, we historically have seen an increase in ocean services revenues as ocean carriers are in the midst of their customer contract negotiation period. In the third quarter, we have historically seen shipment and transactional volumes at their highest. In the fourth quarter, the various international holidays impact the aggregate number of shipping days in the quarter, and historically we have seen this adversely impact the number of transactions our network processes and, consequently, the amount of services revenues we receive.

Ourlicense revenues were $5.0 million, $4.5 million and $5.2 million in 2009, 2008 and 2007, respectively. While our sales focus has been on generating services revenues in our on-demand, SaaS business model, we have continued to see a market for licensing the products in our Delivery Management suite to MRD and service provider enterprises. The amount of license revenue in a period is dependent on our customers’ preference to license our solutions instead of purchasing our solutions as a service.

As a percentage of total revenues, our services revenues were 92%, 92% and 90% in 2009, 2008 and 2007, respectively. Our high percentage of services revenues reflects our continued success in selling to new customers under our services-based business model rather than our former model that emphasized perpetual license sales.

We operate in one business segment providing logistics technology solutions. The following table provides additional analysis of our segmented revenues by geographic area of operation (in millions of dollars):

Year Ended	January 31,	January 31,	January 31,
	2009	2008	2007
Canada	8.5	8.9	5.7
Percentage of total revenues	13%	15%	11%

Americas, excluding Canada	39.8	34.5	31.9
Percentage of total revenues	60%	58%	61%

Europe, Middle-East and Africa (“EMEA”)	16.4	14.0	12.5
Percentage of total revenues	25%	24%	24%

Asia Pacific	1.3	1.6	1.9
Percentage of total revenues	2%	3%	4%
Total revenues	66.0	59.0	52.0

Revenues from Canada were $8.5 million, $8.9 million and $5.7 million in 2009, 2008 and 2007, respectively.

The decrease in 2009 as compared to 2008 was principally due to foreign exchange fluctuations, partially offset by increased customs compliance revenues from the ACE e-manifest initiative (as discussed further in the “Trends / Business Outlook” section of this MD&A).

The increase in 2008 as compared to 2007 was principally due to the inclusion of a full year of revenues in 2008 from the predominantly Canada-based ViaSafe Inc. (“ViaSafe”) and, to a lesser extent, Cube Route Inc. (“Cube Route”), both of which we acquired in December 2006. Canadian revenues also increased due to customs compliance revenues from the ACE e-manifest initiative (as discussed further in the “Trends / Business Outlook” section of this MD&A).

Revenues from the Americas region, excluding Canada were $39.8 million, $34.5 million and $31.9 million in 2009, 2008 and 2007, respectively. The increase in 2009 as compared to 2008 was primarily due to the inclusion of revenues in 2009 from the acquisitions completed in the last quarter of 2008 as well as increased customs compliance revenues generated through services related to the ACE e-manifest initiative (as discussed in the “Trends / Business Outlook” section of this MD&A), partially offset by lower transactional revenues from the GLN in part due to lower global shipping volumes.

The increase in 2008 as compared to 2007 was due to the inclusion of a full year of revenues from the predominantly US-based FCS and partial-year revenues from other smaller acquisitions completed in 2008. These increases were partially offset by the loss in the third and fourth quarters of 2007 of recurring revenues from the Legacy Ocean Services Cancellations.

Revenues from the EMEA region were $16.4 million, $14.0 million and $12.5 million in 2009, 2008 and 2007, respectively. The increase in 2009 from 2008 was primarily due to the inclusion of a full year of revenues from GF-X in 2009, which we acquired in mid-August 2007, as well as revenues from Dexx, which we acquired at the beginning of October 2008.

The increase in 2008 from 2007 was primarily due to the inclusion of GF-X revenues from mid-August 2007 onward.

Revenues from the Asia Pacific region were $1.3 million, $1.6 million and $1.9 million in 2009, 2008 and 2007, respectively. The decrease in 2009 from 2008 was primarily due to higher professional services revenues in 2008 related to the licensing of our routing solutions.

The dollar amount of revenues for the Asia Pacific region decreased in 2008 from 2007 as 2007 included a large license deal from the sale of our Delivery Management solutions in China in the fourth quarter of 2007.

The following table provides additional analysis of cost of revenues (in millions of dollars) and the related gross margins for the years indicated:

Year ended	January 31,	January 31,	January 31,
	2009	2008	2007
Services
Services revenues	61.0	54.5	46.8
Cost of services revenues	21.3	19.8	16.4
Gross margin	39.7	34.7	30.4
Gross margin percentage	65%	64%	65%
License
License revenues	5.0	4.5	5.2
Cost of license revenues	1.0	0.8	1.1
Gross margin	4.0	3.7	4.1
Gross margin percentage	80%	82%	79%
Total
Revenues	66.0	59.0	52.0
Cost of revenues	22.3	20.6	17.5
Gross margin	43.7	38.4	34.5
Gross margin percentage	66%	65%	66%

Cost of services revenues consists of internal costs of running our systems and applications, as well as the cost of salaries and other personnel-related expenses incurred in providing professional service and maintenance work, including consulting and customer support.

Gross margin percentage for services revenues were 65%, 64% and 65% in 2009, 2008 and 2007, respectively.

The gross margin increase in 2009 from 2008 was primarily a result of favourable foreign exchange rates on our non-US dollar expenses offset by increased employee compensation costs incurred to run our GLN.

The decrease in 2008 from 2007 was primarily due to incurring a one-time fee related to the termination of a hosting and management services contract with a vendor in the second half of 2008.

Cost of license revenues consists of costs related to our sale of third-party technology, such as third-party map license fees, referral fees and/or royalties.

Gross margin percentage for license revenues were 80%, 82%, and 79% in 2009, 2008 and 2007, respectively. Our gross margin on license revenues is dependent on the proportion of our license revenues that involve third-party technology. Consequently, our gross margin percentage for license revenues is higher when a lower proportion of our license revenues attract third-party technology costs, and vice versa. This was the primary contributor to the changes in license margins in 2009, 2008 and 2007.

Operating expenses (consisting of sales and marketing, research and development and general and administrative expenses) were $30.0 million, $27.5 million and $26.2 million for 2009, 2008 and 2007, respectively. The increase in operating expenses over those three years arose primarily from the addition of businesses that we acquired in those three years. As well, we expensed $0.3 million of acquisition-related costs in 2009 as a result of a recent change in GAAP for business combinations as discussed below in the section on general and administrative expenses and in Note 18 to our consolidated financial statements for 2009.

The following table provides additional analysis of operating expenses (in millions of dollars) for the years indicated:

Year ended	January 31,	January 31,	January 31,
	2009	2008	2007
Total revenues	66.0	59.0	52.0

Sales and marketing expenses	9.0	9.7	10.2
Percentage of total revenues	14%	16%	20%

Research and development expenses	11.4	10.5	9.0
Percentage of total revenues	17%	18%	17%

General and administrative expenses	9.6	7.3	7.0
Percentage of total revenues	15%	12%	13%
Total operating expenses	30.0	27.5	26.2

Sales and marketing expenses include salaries, commissions, stock-based compensation and other personnel-related costs, bad debt expenses, travel expenses, advertising programs and services, and other promotional activities associated with selling and marketing our services and products. Sales and marketing expenses as a percentage of total revenues were 14%, 16% and 20% in 2009, 2008 and 2007, respectively. The decrease as a percentage of total revenues in 2009 from 2008 was primarily attributable to a reduction in the number of employees as a result of our more efficient deployment of existing resources and integrating acquisitions, leading to a decrease in employee compensation, as well as a favourable foreign exchange impact from our non-US dollar sales and marketing expenses.

The decrease in 2008, as compared to 2007, was primarily attributable to a reduction in the number of employees as a result of our more efficient deployment of existing resources and integrating acquisitions, leading to a decrease in employee compensation, travel expenses and third-party marketing consulting costs. This was partially offset by an increase in bad debt expense. The decrease as a percentage of total revenues is primarily attributable to integrating the sales and marketing functions of acquired entities into our global corporate organization.

Research and development expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, as well as costs for third-party outsourced development providers. We expensed all costs related to research and development in 2009, 2008 and 2007. Research and development expense was $11.4 million, $10.5 million and $9.0 million in 2009, 2008 and 2007, respectively. The increase in the 2009 from 2008 was primarily attributable to increased payroll and related costs from our 2008 acquisitions, partially offset by a favourable foreign exchange impact from our non-US dollar research and development expenses.

The increase in 2008, as compared to 2007, was primarily attributable to increased payroll and related costs from the ViaSafe, FCS and GF-X acquisitions in April 2006, July 2006 and August 2007, respectively.

General and administrative expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of administrative personnel, as well as professional fees, acquisition-related expenses and other administrative expenses. General and administrative costs were $9.6 million, $7.3 million and $7.0 million in 2009, 2008 and 2007, respectively. The increase in 2009 from 2008 was primarily due to increased employee compensation and training costs in support of our global operations, as well as an increase in legal and compliance costs and US state taxes. The increase in 2009 from 2008 was also due to the inclusion of $0.3 million of acquisition-related costs, primarily professional fees, related to our acquisitions of Oceanwide and Scancode in the first quarter of 2010. Effective from the beginning of 2010, a recent change in GAAP for business combinations as discussed in Note 18 to our consolidated financial statements for 2009 required that we expense those acquisition-related costs in the period incurred. Previously, GAAP required that these expenses be capitalized as part of the purchase price for a completed business combination and were generally recorded as part of goodwill.

The increase in 2008 from 2007 was primarily due to increased compliance costs.

Amortization of intangible assets is amortization of the value attributable to intangible assets, including customer agreements and relationships, non-compete covenants, existing technologies and trade names associated with acquisitions completed by us as of January 31, 2009. Intangible assets with a finite life are amortized to income over their useful life. The amount of amortization expense in a fiscal period is dependent on our acquisition activities, as well as our asset impairment tests. Amortization of intangible assets was $5.2 million, $3.7 million and $2.7 million in 2009, 2008 and 2007, respectively. Amortization expense increased in 2009 from 2008 primarily as a result of including a full year of amortization for the GF-X intangible assets acquired in August 2007 and intangible assets acquired in other 2008 acquisitions, as well as the 2009 acquisition of Dexx in October 2008. As of January 31, 2009, the unamortized portion of all intangible assets amounted to $15.5 million.

Amortization expense increased in 2008 from 2007 primarily as a result of including a full year of amortization for the ViaSafe, FCS and Cube Route intangible assets. We also had a partial year of amortization for the GF-X intangible assets acquired in August 2007 and, to a much lesser extent, other 2008 acquisitions. Offsetting the amortization expense from the 2008 and 2007 acquisitions was a $0.4 million decrease from several components of our intangible assets that are now fully amortized.

We test the fair value of our finite life intangible assets for recoverability when events or changes in circumstances indicate that there may be evidence of impairment. We performed an additional test at January 31, 2009 as a result of the deterioration in economic conditions and determined that there was no impairment. We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related cash flows. No finite life intangible asset impairment has been identified or recorded for any of the fiscal periods reported.

Contingent acquisition consideration. As described more fully in Note 6 to our Consolidated Financial Statements for 2009, contingent acquisition consideration relates to our 2007 acquisitions of ViaSafe and FCS. It represents acquisition consideration that was placed in escrow for the benefit of the former shareholders, to be released over time contingent on the continued employment of those shareholders. If we terminate the employment of a former shareholder (other than for cause) prior to the escrow period expiring, the portion of the contingent acquisition consideration then remaining relating to that employee is released to the former shareholder and is expensed in the period that such shareholder’s employment is terminated. Contingent acquisition consideration of $0.8 million and $2.0 million expensed in 2009 and 2008, respectively, relates solely to FCS. Contingent acquisition consideration of $2.1 million expensed in 2007 relates to ViaSafe and FCS. For ViaSafe, $0.9 million of such consideration expensed in 2007 included contingent acquisition consideration released to former shareholders whose employment was terminated during 2007. No contingent acquisition consideration remains related to ViaSafe. For FCS, $1.2 million of contingent acquisition consideration was expensed in 2007. No contingent acquisition consideration related to FCS remains to be expensed at January 31, 2009.

Impairment of Goodwill was nil in 2009 and 2008 and $0.1 million in 2007.We performed our annual goodwill impairment tests in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”) on October 31, 2008. Our testing indicated no evidence that goodwill impairment had occurred as at October 31, 2008. We performed an additional test at January 31, 2009 as a result of the deterioration in economic conditions and determined that there was no impairment. In addition, we will continue to perform quarterly analysis of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amount, and, if so, we will perform a goodwill impairment test between the annual dates. Any future impairment adjustment will be recognized as an expense in the period that the adjustment is identified. During 2009, we recorded an aggregate of $0.4 million of goodwill on our consolidated balance sheets related to the acquisition of Dexx, as well as purchase price adjustments relating to some of our 2008 acquisitions. During 2008, we recorded an aggregate of $4.6 million of goodwill on our consolidated balance sheets related to the OTB Acquisition and the acquisitions of GF-X, RouteView, PCTB and Mobitrac. During 2007, we recorded an aggregate of $20.4 million of goodwill on our consolidated balance sheets related to our acquisitions of ViaSafe, FCS and Cube Route.

Restructuring recovery was nil in 2009 and 2008 and $0.2 million in 2007, relating to our past restructuring plans. The activities under all restructuring initiatives are completed and we do not expect any additional restructuring expenses in connection with any of our restructuring initiatives. During 2007 we had net favourable revisions to our restructuring provisions totaling $0.2 million related primarily to the sublease of certain offices.

Investment income was $1.0 million, $1.5 million and $0.6 million in 2009, 2008 and 2007, respectively. The decrease in investment income in 2009 from 2008 is principally a result of lower interest rates in 2009.

The increase in investment income in 2008 from 2007 is principally a result of higher invested cash balances subsequent to the first quarter of 2008 from the bought deal share offering completed near the end of the first quarter of 2008 (approximately 5.2 million shares) (the “Fiscal 2008 Bought Deal”).

Income tax expense (recovery) is comprised of current and deferred income tax expense (recovery).

Income tax expense – currentwas $0.2 million, $0.3 million and $0.2 million in 2009, 2008 and 2007, respectively. Current income taxes arise primarily from the estimate of our US taxable income that will be subject to federal alternative minimum tax and not fully sheltered by our loss carryforwards in certain US states.

Income tax recovery – deferredwas a recovery of $11.7 million and $16.0 million in 2009 and 2008, respectively and nil for 2007.

A deferred tax asset of $30.2 million has been recorded on our 2009 consolidated balance sheet for tax benefits that we currently expect to realize in future years. We have provided a valuation allowance of $48.8 million in 2009 for the amount of tax benefits that are not currently expected to be realized. In determining the valuation allowance, we considered various factors by taxing jurisdiction, including our currently estimated taxable income over future periods, our history of losses for tax purposes, our tax planning strategies and the likelihood of success of our tax filing positions, among others. A change to any of these factors could impact the estimated valuation allowance and, as a consequence, result in an increase (recovery) or decrease (expense) to the deferred tax assets recorded on our consolidated balance sheets.

Overall, we generated net income of $20.2 million, $22.4 million and $4.0 million in 2009, 2008 and 2007, respectively. The decrease in 2009 from 2008 was primarily a result of a $11.7 million deferred income tax recovery in 2009 as compared to a $16.0 million deferred income tax recovery in 2008, a $2.5 million increase in operating expenses, a $1.5 million increase in amortization of intangible assets, and a $0.5 million decrease in investment income. Partially offsetting these decreases was a $5.3 million increase in gross margin in 2009 from 2008 and a $1.2 million reduction in contingent acquisition consideration expensed in 2009 from 2008.

The increase in 2008 from 2007 was primarily a result of the $16.0 million deferred income tax recovery, a $3.9 million increase in gross margin, and a $0.9 million increase in investment income. Partially offsetting these increases was a $1.3 million increase in operating expenses and a $1.0 million increase in amortization of intangible assets.

QUARTERLY OPERATING RESULTS

The following table provides an analysis of our unaudited operating results (in thousands of dollars, except per share and weighted average number of share amounts) for each of the quarters ended on the date indicated.

	April 30,	July 31,	October 31,	January 31,	Total
	2008	2008	2008	2009
2009
Revenues	16,289	17,110	16,965	15,680	66,044
Gross margin	10,602	11,018	11,385	10,686	43,691
Operating expenses	7,449	7,659	7,676	7,212	29,996
Net income	1,054	1,392	2,318	15,446	20, 210
Basic and diluted earnings per share	0.02	0.03	0.04	0.29	0.38
Weighted average shares outstanding (thousands):
Basic	52,933	52,942	52,965	53,002	52,961
Diluted	53,636	53,620	53,697	53,683	53,659

	April 30,	July 31,	October 31,	January 31,	Total
	2007	2007	2007	2008
2008
Revenues	13,288	14,263	15,463	16,011	59,025
Gross margin	8,716	9,408	9,995	10,266	38,385
Operating expenses	6,468	6,832	7,171	7,022	27,493
Net income	1,128	1,682	1,697	17,936	22,443
Basic earnings per share	0.02	0.03	0.03	0.34	0.44
Diluted earnings per share	0.02	0.03	0.03	0.33	0.43
Weighted average shares outstanding (thousands):
Basic	46,672	52,354	52,801	52,924	51,225
Diluted	48,221	53,401	53,715	53,721	52,290

Our operations continue to have seasonal trends. In our first fiscal quarter, we historically have seen lower shipment volumes by air and truck which impact the aggregate number of transactions flowing through our GLN business document exchange. In our second fiscal quarter, we historically have seen an increase in ocean services revenues as ocean carriers are in the midst of their customer contract negotiation period. In the third quarter, we have historically seen shipment and transactional volumes at their highest. In the fourth quarter, the various international holidays impact the aggregate number of shipping days in the quarter, and historically we have seen this adversely impact the number of transactions our network processes and, consequently, the amount of services revenues we receive.

Revenues have been positively impacted by the ten acquisitions that we have completed since the beginning of 2007. In addition, over the past two fiscal years we have seen increasing transactions processed over our GLN business document exchange as we help our customers comply with electronic filing requirements of new US and Canadian customs regulations, including the CBP ACE e-manifest filing initiative described in more detail in the “Trends / Business Outlook” section later in this MD&A.

Revenues increased in the second quarter of 2008 over the previous quarter, principally due to the performance of our ocean and customs compliance services. Revenues increased in the third quarter of 2008 by $1.2 million over the previous quarter, principally due to our acquisition of GF-X in that quarter. Revenues also increased in the fourth quarter of 2008 primarily as a result of our acquisitions of RouteView, PCTB and Mobitrac in that quarter.

Net income in the fourth quarter of 2008 was significantly impacted by an income tax recovery of $16.0 million resulting from a reduction in the valuation allowance for our deferred tax assets. Net income in the first, second and third quarters of 2009 was impacted by a deferred tax expense of $0.5 million, $0.5 million and $0.4 million, respectively, as we used some of the tax loss carryforwards that are included in the deferred tax asset to offset our US taxable income for the first three quarters of 2009. The expense in the third quarter of 2009 was net of a recovery of $0.4 million as a result of the recognition of certain deferred tax assets in Sweden. Net income in the fourth quarter of 2009 was significantly impacted by an income tax recovery of $13.1 million resulting from a reduction in the valuation allowance for our deferred tax assets. The recovery in the fourth quarter of 2009 was net of a deferred tax expense of $1.0 million as we used some of the tax loss carryforwards that are included in the deferred tax asset to offset our taxable income in the US and Sweden.

In 2009, our revenues followed seasonal trends with our second quarter of 2009 reflecting the period when our customers negotiate new ocean contracts and update rates using our technology services. Commencing in the third quarter of 2009, Dexx contributed to our total revenues. However, this increase in revenues in the fourth quarter was offset by large foreign currency translation impact, primarily from converting Canadian dollar and British pound sterling revenues to US dollars. Similarly, while our operating expenses were relatively unchanged throughout the first three quarters of 2009, there was a decrease in fourth quarter operating expenses principally as a result of foreign currency translation to US dollars. Our net income in the fourth quarter of 2009 was also impacted by approximately $0.3 million from a change to GAAP that required acquisition-related costs to be expensed in the period incurred as discussed in Note 18 to our consolidated financial statements for 2009. Prior GAAP required us to capitalize such costs as part of the purchase price for a business combination, generally to goodwill.

Our weighted average shares outstanding has increased since the first quarter of 2008, principally as a result of the Fiscal 2008 Bought Deal, the GF-X acquisition in the third quarter of 2008 (approximately 0.5 million shares) and periodic employee stock option exercises.

LIQUIDITY AND CAPITAL RESOURCES

Historically, we have financed our operations and met our capital expenditure requirements primarily through cash flows provided from operations, long-term borrowings and sales of debt and equity securities. As at January 31, 2009, we had $57.6 million in cash and cash equivalents and short-term investments and $2.4 million in unused available lines of credit, none of which was held in asset-backed commercial paper. As at January 31, 2008, we had $44.1 million in cash and cash equivalents and $3.0 million in available lines of credit.

We believe that, considering the above, we have sufficient liquidity to fund our current operating and working capital requirements, including the payment of current operating leases, and additional purchase price that may become payable pursuant to the terms of previously completed acquisitions. Should additional future financing be undertaken, the proceeds from any such transaction could be utilized to fund strategic transactions or for general corporate purposes. We expect, from time to time, to consider select strategic transactions to create value and improve performance, which may include acquisitions, dispositions, restructurings, joint ventures and partnerships, and we may undertake a financing transaction in connection with any such potential strategic transaction. However, with the recent global economic downturn and its impact on credit and capital markets, there can be no assurance that we will be able to undertake such a financing transaction.

To the extent that any of our non-Canadian subsidiaries have earnings, our intention is that these earnings be re-invested in such subsidiary indefinitely. Accordingly, to date we have not encountered legal or practical restrictions on the abilities of our subsidiaries to repatriate money to Canada, even if such restrictions may exist in respect of certain foreign jurisdictions where we have subsidiaries. To the extent there are restrictions, they have not had a material effect on the ability of our Canadian parent to meet its financial obligations.

The table set forth below provides a summary of cash flows for the years indicated in millions of dollars:

Year ended	January 31,	January 31,	January 31,
	2009	2008	2007
Cash provided by operating activities	18.7	11.9	6.5
Additions to capital assets	(1.4)	(1.1)	(1.4)
Acquisition of subsidiaries and acquisition-related costs	(3.2)	(13.3)	(30.4)
Issuance of common shares, net of issue costs	0.2	23.3	13.8
Effect of foreign exchange rates on cash and cash equivalents and short-term investments	(0.8)	1.4	0.4
Net change in cash and cash equivalents and short-term investments	13.5	22.2	(11.1)
Cash and cash equivalents and short-term investments, beginning of year	44.1	21.9	33.0
Cash and cash equivalents and short-term investments, end of year	57.6	44.1	21.9

Cash provided by operating activities was $18.7 million, $11.9 million and $6.5 million for 2009, 2008 and 2007, respectively. The increase in cash provided by operating activities in 2009 from 2008, was principally due to improved operating performance in 2009.

The increase in cash provided by operating activities in 2008, as compared to 2007, was principally due to the 2007 use of $4.0 million of cash to establish the contingent acquisition consideration escrow for the former shareholders of FCS in connection with our acquisition of FCS, as well as improved operating performance in 2008.

Additions to capital assets of $1.4 million, $1.1 million and $1.4 million in 2009, 2008 and 2007, respectively, were primarily composed of investments in computing equipment and software to support our global operations and GLN.

Acquisition of subsidiaries and acquisition-related costs of $3.2 million in 2009 includes $1.5 million related to the acquisition of Dexx, $0.7 million related to our acquisition of GF-X as well as additional purchase price related to the acquisitions of Ocean Tariff Bureau, Inc. and Blue Pacific Services, Inc. (“the OTB Acquisition”) ($0.3 million) and RouteView ($0.3 million), and cash that was previously held back in connection with another acquisition ($0.1 million) , as well as $0.2 million of cash paid related to acquisitions that we made in 2008 and 2007.

In 2008, we paid cash of $13.3 million which represents $6.2 million for the acquisition of GF-X, $1.1 million related to the OTB Acquisition, $3.0 million related to the acquisition of RouteView, $2.1 million for the acquisition of PCTB and $0.5 million related to the acquisition of Mobitrac, as well as $0.4 million of cash paid related to acquisitions that we made in 2007.

2007 cash paid of $30.4 million represents our 2007 purchases of ViaSafe, FCS and Cube Route, net of cash acquired, and the final $0.1 million ‘earn-out’ payment related to our acquisition of Tradevision AB (“Tradevision”) in 2003. These amounts exclude $4.0 million of cash that was used to establish the contingent acquisition consideration escrow in connection with the FCS acquisition, as the cash used to establish this escrow was included in the calculation of the cash used in operating activities.

Issuance of common shares of $0.2 million in 2009 is comprised of cash proceeds from the exercise of employee stock options.

Issuance of common shares of $23.3 million in 2008 is comprised of $21.6 million net cash proceeds received from the Fiscal 2008 Bought Deal and $1.7 million from the exercise of employee stock options.

Issuance of common shares of $13.8 million in 2007 is comprised of $13.6 million net cash proceeds received from a bought deal financing completed in the first quarter of 2007 and $0.2 million from the exercise of employee stock options.

Working capital. As at January 31, 2009, our working capital (current assets less current liabilities) was $62.5 million. Current assets include $47.4 million of cash and cash equivalents, $10.2 million of short-term investments, $8.7 million in current trade receivables and a $5.5 million deferred tax asset. Our working capital has increased since January 31, 2008 by $13.9 million primarily as a result of our 2009 operating activities, partially offset by cash used for acquisitions and capital asset additions.

Cash and cash equivalents and short-term investments. As at January 31, 2009, all funds were held in interest-bearing bank accounts, bearer deposit notes or certificates of deposit, primarily with major Canadian and US banks. Cash and cash equivalents include short-term deposits and debt securities with original maturities of three months or less. At January 31, 2009, we held no investments in ABCP.

At various times in 2008 and 2007, we invested in marketable securities. Marketable securities represent cash invested in investment-grade corporate bonds and commercial paper. Short-term investments in 2008 and 2007 included marketable securities that were composed of debt securities maturing within 12 months from the balance sheet date. Those debt securities were marked-to-market with the resulting gain or loss included in other comprehensive income (loss).

COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

To facilitate a better understanding of our commitments, the following information is provided (in millions of dollars) in respect of our operating lease obligations:

Years Ended January 31,
2010	1.7
2011	1.3
2012	1.0
2013	1.0
2014	1.0
Thereafter	2.8
8.8

Operating Lease Obligations

We are committed under non-cancelable operating leases for business premises and computer equipment with terms expiring at various dates through 2020. The future minimum amounts payable under these lease agreements are described in the chart above.

Other Obligations

We have a commitment for income taxes incurred to various taxing authorities related to unrecognized tax benefits in the amount of $4.8 million. At this time, we are unable to make reasonably reliable estimates of the period of settlement with the respective taxing authority due to the possibility of the respective statutes of limitations expiring without examination by the applicable taxing authority.

Contingencies

We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our annual results of operations or financial position.

Business combination agreements

In connection with the March 6, 2007 acquisition of certain assets of Ocean Tariff Bureau, Inc. and Blue Pacific Services, Inc., an additional $0.85 million in cash may be payable over the 2.5 year period after closing dependent on the financial performance of the acquired assets. $0.3 million of that additional purchase price was paid in 2009, and up to $0.4 million remains eligible to be earned by the previous owners.

In respect of our August 17, 2007 acquisition of 100% of the outstanding shares of GF-X, up to $5.2 million in cash was potentially payable if certain performance targets, primarily relating to revenues, were met by GF-X over the four years subsequent to the date of acquisition. No amount was payable in respect of the first year post-acquisition period. Up to $3.9 million in cash remains eligible to be paid to the former owners in respect of performance targets to be achieved over each of the years in the three-year period ending August 17, 2011.

Product Warranties

In the normal course of operations, we provide our customers with product warranties relating to the performance of our software and network services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such on our financial statements.

Ontario Retail Sales Tax Audit

During 2009, we were selected for an Ontario Retail Sales Tax (“ORST”) audit. The audit encompasses all of our Ontario revenues. The audit is on-going as at March 31, 2009, however, the primary issue identified is our failure to collect ORST on certain Descartes services and products. If additional amounts are assessed that previously should have been collected by us from our customers, then we will attempt to collect this additional ORST from our customers.

We have estimated that the maximum additional tax expense resulting from the ORST audit would be $0.6 million, however, net of ORST we expect to collect from customers, we estimate the additional tax expense to be $0.1 million. Accordingly, the net impact of $0.1 million has been included in our financial statements for the year ending January 31, 2009. We anticipate that the audit will be substantially completed during the first half of fiscal 2010.

Guarantees

In the normal course of business we enter into a variety of agreements that may contain features that meet the definition of a guarantee under FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure

Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). The following lists our significant guarantees:

Intellectual property indemnification obligations

We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license agreement with our customer, which license terms are typically perpetual. To date, we have not encountered material costs as a result of such indemnifications.

Other indemnification agreements

In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements and leasing transactions. These indemnifications that we provide require us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparty as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnifications.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability for the guarantees or indemnities described above on our financial statements.

OUTSTANDING SHARE DATA

We have an unlimited number of common shares authorized for issuance. As of March 31, 2009, we had 53,013,527 common shares issued and outstanding.

As of March 31, 2009, there were 5,342,595 options issued and outstanding, and 221,507 remaining available for grant under all stock option plans.

On April 26, 2007, we closed the Fiscal 2008 Bought Deal, which raised gross proceeds of CAD$25.0 million (equivalent to approximately $22.3 million at the time of the transaction) from a sale of 5,000,000 common shares at a price of CAD$5.00 per share. The underwriters also exercised an over-allotment option on April 26, 2007 to purchase an additional 200,000, 400,000 and 150,000 common shares (in aggregate, 15% of the offering) at CAD$5.00 per share from the Company, Mr. Mesher and Mr. Ryan, respectively. Once expenses associated with the offering were deducted, including an underwriting fee of 4.5%, total net proceeds to Descartes were approximately $21.5 million at the time of the transaction. We used the net proceeds of the offering to fund our 2008 and 2009 acquisitions as identified in Note 3 to our Consolidated Financial Statements for 2009 and for general corporate purposes and working capital.

On November 30, 2004, we announced that our board of directors had adopted a shareholder rights plan (the “Rights Plan”) to ensure the fair treatment of shareholders in connection with any take-over offer, and to provide our board of directors and shareholders with additional time to fully consider any unsolicited take-over bid. We did not adopt the Rights Plan in response to any specific proposal to acquire control of the company. The Rights Plan was approved by the Toronto Stock Exchange and was originally approved by our shareholders on May 18, 2005. The Rights Plan took effect as of November 29, 2004. On May 29, 2008, our shareholders approved certain amendments to the Rights Plan and approved the Rights Plan continuing in effect. The Rights Plan will expire at the termination of our annual shareholders’ meeting in calendar year 2011 unless its continued existence is ratified by the shareholders before such expiration. We understand that the Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

On December 3, 2008, we announced that the TSX had approved the purchase by us of up to an aggregate of 5,244,556 common shares of Descartes pursuant to a normal course issuer bid. The purchases can occur from time to time until December 4, 2009, through the facilities of the TSX and/or NASDAQ, if and when we consider advisable.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements and accompanying notes are prepared in accordance with US GAAP. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are affected by management’s application of accounting policies. Estimates are deemed critical when a different estimate could have reasonably been used or where changes in the estimates are reasonably likely to occur from period to period and would materially impact our financial condition or results of operation. Our significant accounting policies are discussed in Note 2 to the Consolidated Financial Statements for 2009.

Our management has discussed the development, selection and application of our critical accounting policies with the audit committee of the board of directors. In addition, the board of directors has reviewed the accounting policy disclosures in this MD&A.

The following discusses the critical accounting estimates and assumptions that management has made under these policies and how they affect the amounts reported in the 2009 Consolidated Financial Statements:

Revenue recognition

In recognizing revenue, we make estimates and assumptions on factors such as the probability of collection of the revenue from the customer, whether the sales price is fixed or determinable, the amount of revenue to allocate to individual elements in a multiple element arrangement and other matters. We make these estimates and assumptions using our past experience, taking into account any other current information that may be relevant. These estimates and assumptions may differ from the actual outcome for a given customer which could impact operating results in a future period.

Long-Lived Assets

We test long-lived assets for recoverability when events or changes in circumstances indicate evidence of impairment.

In connection with business acquisitions that we have completed, we identify and estimate the fair value of net assets acquired, including certain identifiable intangible assets (other than goodwill) and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the net assets acquired is assigned to goodwill. Intangible assets include customer agreements and relationships, existing technologies and trade names. Intangible assets are amortized on a straight-line basis over their estimated useful lives. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Our impairment analysis contains estimates due to the inherently speculative nature of forecasting long-term estimated cash flows and determining the ultimate useful lives of assets. Actual results will differ, which could materially impact our impairment assessment.

In the case of goodwill, we test for impairment at least annually at October 31 of each year and at any other time if any event occurs or circumstances change that would more likely than not reduce our enterprise value below our carrying amount. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

Income Taxes

We have provided for income taxes based on information that is currently available to us. Tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities. At January 31, 2009, we have recorded deferred tax assets of $30.2 million on our consolidated balance sheet for tax benefits that we currently expect to realize in future periods. During 2009 we determined that there was sufficient positive evidence such that it was more likely than not that we would use a portion of our tax loss carryforwards to offset taxable income in Canada, Netherlands, Sweden, and Australia in future periods. This positive evidence includes that we have earned cumulative income after permanent differences in each of these jurisdictions in the current and two preceding tax years. Accordingly, we reduced our valuation allowance for our deferred tax assets by $14.5 million, representing the amount of tax loss carryforwards that we projected would be used to offset taxable income in these jurisdictions over the ensuing six-year period. In making the projection for the six-year period, we made certain assumptions, including the following: (i) that the current economic downturn will result in reduced profit levels in fiscal 2010 and 2011, with a return to a level of income consistent with the current income levels in 2012 and beyond; (ii) that there will be continued customer migration from technology platforms owned by our US entity and our Swedish entity to a technology platform owned by another entity in our corporate group, further reducing taxable income in the US and Sweden; and (iii) that tax rates in these jurisdictions will be consistent over the six-year period of projection, except in Canada where rates are expected to decrease through 2013 and then remain consistent thereafter. Any further change to decrease the valuation allowance for the deferred tax assets would result in an income tax recovery on the consolidated statements of operations. If we achieve and maintain a consistent level of profitability, the likelihood of additional reductions to our deferred tax valuation allowance for some portion of the losses incurred in prior periods in one of our business jurisdictions will increase.

CHANGE IN / INITIAL ADOPTION OF ACCOUNTING POLICIES

Recently adopted accounting pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), effective for fiscal years beginning after November 15, 2007, which is our fiscal year ending January 31, 2009. SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. On February 12, 2008, the FASB issued FSP FAS 157-2, which delays the effective date of SFAS 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008, which is our fiscal year ending January 31, 2010. We adopted the non-deferred portion of SFAS 157 on February 1, 2008 and it has not had a material impact on our results of operations and financial condition to date.

In October 2008, the FASB issued FSP 157-3 “Determining Fair Value of a Financial Asset in a Market That Is

Not Active” (“FSP 157-3”). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The FSP became effective on October 10, 2008, and applies to prior periods for which financial statements have not yet been issued. We adopted FSP 157-3 on October 10, 2008 and it has not had a material impact on our results of operations and financial condition to date.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115” (“SFAS 159”), effective for fiscal years beginning after November 15, 2007, which is our year ending January 31, 2009. SFAS 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. Our financial instruments are currently composed of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities. The estimated fair values of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities are approximate to book values because of their short-term maturities. Our adoption of SFAS 159 on February 1, 2008 did not have a material impact on our results of operations and financial condition to date and we have not elected to apply the fair value option to any of our eligible financial instruments and other items to date.

RECENT ACCOUNTING PRONOUNCEMENTS

Recent issued accounting pronouncements not yet adopted

We are currently in the process of assessing the anticipated impact that the deferred portion of SFAS 157 will have on our results of operations and financial condition once effective.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (“SFAS 141R”). SFAS 141R is effective for fiscal years beginning after December 15, 2008, which is our fiscal year ending January 31, 2010. The objective of SFAS 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. We are currently in the process of assessing the anticipated impact SFAS 141R will have on our results of operations and financial condition once effective. We currently believe that the adoption of SFAS 141R will result in the inclusion of certain types of expenses related to future business combinationsin our results of operations that we currently capitalize pursuant to existing accounting standards and may also impact our financial statements in other ways. In our previously reported financial results for the year ended January 31, 2009, our consolidated balance sheet included $258,000 of deferred acquisition-related costs which were presented in prepaid expenses and other. We have adopted SFAS 141R retrospectively on February 1, 2009 and have accounted for its impact as a retrospective change in an accounting principle under SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). The effect of adopting SFAS 141R on our previously reported consolidated balance sheet, consolidated statement of operations, consolidated statement of shareholders’ equity and consolidated statement of cash flows as at and for the year ended January 31, 2009 is described more fully in Note 18 to our consolidated financial statements for 2009.

In April 2008, the FASB issued FSP 142-3 “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of the recognized intangible asset under SFAS 142, “Goodwill and Other Intangible Assets”. The intent of the guidance is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R. For a recognized intangible asset, an entity will be required to disclose information that enables users of the financial statements to assess the extent to which expected future cash flows associated with the asset are affected by the entity’s intent and/or ability to renew or extend the arrangement. FSP 142-3 is effective for fiscal years beginning after December 15, 2008, which is our fiscal year ending January 31, 2010. We are currently in the process of assessing the anticipated impact FSP 142-3 will have on our results of operations and financial condition once effective.

In November 2008, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 08-7, "Accounting for Defensive Intangible Assets" ("EITF 08-7"). EITF 08-7 clarifies the accounting for certain separately identifiable intangible assets which an acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. EITF 08-7 requires an acquirer in a business combination to account for a defensive intangible asset as a separate unit of accounting which should be amortized to expense over the period that the asset diminishes in value. EITF 08-7 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. We do not expect the adoption of EITF 08-7 to have a material impact on its consolidated financial statements.

CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management evaluated our disclosure controls and procedures (as defined in National Instrument 52-109) as of January 31, 2009. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management assessed the effectiveness of our internal control over financial reporting (as defined in National Instrument 52-109) as of January 31, 2009, based on criteria established in “Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission”. Based on the assessment, our Chief Executive Officer and Chief Financial Officer concluded that, as of January 31, 2009, our internal control over financial reporting was effective.

Our management has not conducted an assessment of the internal control over financial reporting of our wholly-owned subsidiary, Dexx bvba (“Dexx”), which we acquired on October 1, 2008. The conclusions of our Chief Executive Officer and Chief Financial Officer in this Annual Report regarding the effectiveness of our internal control over financial reporting as of January 31, 2009 does not include the internal control over financial reporting of Dexx. Dexx’s contribution to our consolidated financial statements for the year ended January 31, 2009 was less than 1% of both consolidated total revenues and net income. Additionally, Dexx’s total assets and net liabilities as of January 31, 2009 were less than 1% of consolidated total assets and net assets, respectively.

TRENDS / BUSINESS OUTLOOK

This section discusses our outlook for 2010 as of the date of this MD&A, and contains forward-looking statements.

Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation, or the freight market in general, include legal and regulatory requirements; timing of contract renewals between our customers and their own customers; seasonal-based tariffs; vacation periods applicable to particular shipping or receiving nations; weather-related events or natural disasters, that impact shipping in particular geographies; availability of credit to support shipping operations; economic downturns, and amendments to international trade agreements. As many of our services are sold on a “per shipment” basis, we anticipate that our business will continue to reflect the general cyclical and seasonal nature of shipment volumes with our third quarter being the strongest quarter for shipment volumes (compared to our first quarter being the weakest quarter for shipment volumes).

In 2006, US Customs and Border Protection (“CBP”) launched its e-manifest initiative requiring trucks entering the US to file an electronic manifest through its Automated Commercial Environment (“ACE”), providing the CBP with an advance electronic notice of the contents of the truck. Such filings are now mandatory at land ports of entry into the US. Similar filings are required for ocean vessels and airplanes at US air and sea ports. CBP has implemented enhancements to this ACE e-manifest initiative, called “10 + 2” enhancements, that require additional data and filings to be provided to CBP in 2010, starting with ocean shipments. We have various customs compliance services specifically designed to help air, ocean and truck carriers comply with this ACE e-manifest initiative and have recently launched our 10 + 2 solution and acquired additional 10+2 solutions and customers as part of our acquisition of Oceanwide. If the roll-out of these initiatives continues as scheduled and compliance is rigidly enforced by CBP, then we anticipate that our revenues will be positively impacted in 2010. A similar e-manifest initiative is being developed for Canada by the Canadian Border Service Agency and may be effective and enforced in 2010.

In fiscal 2009, our services revenues comprised approximately 92% of our total revenues, with the balance being license revenues. We expect that our focus in 2010 will remain on generating services revenues, primarily by promoting use of our GLN (including customs compliance services) and the migration of customers using our legacy license-based products to our services-based architecture. We do, however, anticipate maintaining the flexibility to license our products to those customers who prefer to buy the products in that fashion and the composition of our revenues in any one quarter between services revenues and license revenues will be impacted by the buying preferences of our customers.

In the latter half of fiscal 2009 and in to fiscal 2010, we have seen a massive global economic downturn that has impacted all areas of the economy, including employment, the availability of credit, manufacturing and retail sales. With economic conditions impacting what is being built and sold, we anticipate that there will be an impact on volumes that are shipped. Portions of our revenues are dependent on the amount of goods being shipped, the types of goods being shipped, the modes by which they are being shipped and/or the number of aggregate shipments. Accordingly, we are planning for our transaction revenues to be adversely impacted by the global economic downturn in fiscal 2010.

In addition, in fiscal 2010 we anticipate that some of our customers will be impacted by the global economic downturn in such a manner that they will either choose to reduce or eliminate their use of some of our services. In particular, in 2010 we anticipate that we will lose approximately $3 million in annual recurring revenues as customers cease using our legacy ocean contract services and other legacy applications. We can provide no assurance that we will be able to replace that recurring revenue.

We also have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts, particularly for our ocean products, which provide recurring services revenues to us. In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. Based on our historical experience, we anticipate that over a one-year period we may lose approximately 3% or more of our aggregate revenues in the ordinary course. This 3% is in addition to the $3 million in annual recurring revenues that we anticipate losing in fiscal 2010. There can be no assurance that we will be able to replace such lost revenue with new revenue from new customer relationships or from existing customers.

We internally measure and manage our “baseline operating expenses,” which we define as our total expenses less interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration, deferred compensation and stock-based compensation). We currently intend to manage our business with the goal of having our baseline operating expenses for a period be between 75% and 80% of our total revenues for that period. We also internally measure and monitor our visible, recurring and contracted revenues, which we refer to as our “baseline revenues”. In the first quarter of 2010, we intend to continue to manage our business with our baseline operating expenses at a level below our baseline revenues. We refer to the difference between our baseline revenues and baseline operating expenses as our “baseline calibration”. At March 11, 2009, using foreign exchange rates that existed at January 31, 2009, we estimated that our baseline revenues for the first quarter of 2010 were $16.0 million and our baseline operating expenses were $12.5 million. We consider this to be baseline calibration of $3.5 million for the first quarter of 2010, or approximately 22% of our baseline revenues, determined as of March 11, 2009.

In fiscal 2010, we anticipate that we will need to re-calibrate our business when and if recurring revenues exit our business. We expect that re-calibration of our business will include the reduction of expenses through the implementation of cost reduction initiatives and further acceleration of integration activities for acquired companies. In the first quarter of 2010, we started cost reduction activities in anticipation of the $3 million in annual recurring revenues that we plan on losing in 2010 because of the departure of customers of our legacy products and services.

We anticipate that in fiscal 2010, the significant majority of our business will continue to be in the Americas, with the EMEA region being the bulk of the remainder of our business. We believe we currently have some significant opportunities in the Americas region. We anticipate that revenues from the Asia Pacific Region will continue to represent less than 5% of our total revenues in fiscal 2010.

We estimate that amortization expense for existing intangible assets will be $4.5 million for 2010, $4.0 million for 2011, $2.4 million for 2012, $1.3 million for 2013 and $3.3 million thereafter, assuming that no impairment of existing intangible assets occurs in the interim.

We performed our annual goodwill impairment tests in accordance with SFAS 142 on October 31, 2008 and updated the analysis as of January 31, 2009 and reconfirmed the October determination that there was no evidence of impairment as of January 31, 2009. We are currently scheduled to perform our next annual impairment test on October 31, 2009. In addition, we will continue to perform quarterly analyses of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amounts and, if so, we will perform a goodwill impairment test between the annual dates. The likelihood of any future impairment increases if our public market capitalization is adversely impacted by global economic, capital market or other conditions for a sustained period of time. Any future impairment adjustment will be recognized as an expense in the period that the adjustment is identified.

In 2009, we spent $1.3 million ($1.1 million in 2008) on capital expenditures and expect that 2010 expenditures will be above that level as we invest in our network and build out infrastructure. Capital expenditures were $0.4 million in the fourth quarter of 2009, and we expect they will be between $0.3 and $0.4 million in the first quarter of 2010.

We conduct business in a variety of foreign currencies and, as a result, all of our foreign operations are subject to foreign exchange fluctuations. Our operations operate in their local currency environment and use their local currency as their functional currency. Assets and liabilities of foreign operations are translated into US dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses of foreign operations are translated using monthly average exchange rates. Translation adjustments resulting from this process are accumulated in other comprehensive income (loss) as a separate component of shareholders’ equity. Transactions incurred in currencies other than the functional currency are converted to the functional currency at the transaction date. All foreign currency transaction gains and losses are included in net income. We also hold some of our cash in foreign currencies. We currently have no specific hedging program in place to address fluctuations in international currency exchange rates. We can make no accurate prediction of what will happen with international currency exchange rates in 2010. However, if the US dollar is weak in comparison to foreign currencies, then we anticipate this will increase the expenses of our business and have a negative impact on our results of operations.

As of January 31, 2009, our gross amount of unrecognized tax benefits was approximately $4.8 million. We expect that the unrecognized tax benefits will increase within the next 12 months due to uncertain tax positions that may be taken, although at this time a reasonable estimate of the possible increase cannot be made.

In the fourth quarter of 2008, we determined that there was sufficient positive evidence such that it was more likely than not that, in future periods, we would use a portion of our tax loss carryforwards to offset taxable income in the US. Accordingly, we reduced our valuation allowance for our deferred tax assets by $16.0 million, representing the amount of tax loss carryforwards that we projected would be used to offset taxable income in the US over the ensuing six-year period. In the third quarter of 2009, we reduced our valuation allowance by $0.4 million as a result of the recognition of certain deferred tax assets in Sweden. During the last quarter of fiscal 2009, we concluded that there was sufficient positive evidence to support the recognition of a portion of the deferred tax assets in Canada, Netherlands and Australia, and an additional amount in Sweden. The recognition of these deferred tax asset balances resulted in a one-time gain reported on the consolidated financial statements of $14.5 million. This gain was partly offset through the utilization of previously recognized deferred tax assets in the amount of $2.8 million, resulting in a net gain of $11.7 million.

The amount of any tax expense in a period will depend on the amount of taxable income, if any, we generate in a jurisdiction and our then current effective tax rate in that jurisdiction. We can provide no assurance as to the timing or amounts of any income tax expense or expensing of deferred tax assets, nor can be we provide any assurance that our current valuation allowance for deferred tax assets will not need to be adjusted further.

Our anticipated tax rate for a period is difficult to predict and may vary from period to period as it depends on factors including the actual jurisdictions in which revenues are earned, the tax rates in those jurisdictions, tax assessments and the amount of tax losses, if any, we have available to offset this income. This is particularly so in the US where we are taxed on a state-by-state basis. Based on our current understanding of our geographical revenue mix, revenue pipeline, tax filings and available tax losses, we currently anticipate that our effective tax rate for fiscal 2010 will be in the range of 60-69%.

We intend to actively explore business combinations in 2010 to add complementary services, products and customers to our existing businesses. In the first quarter or 2010, we completed the acquisitions of Oceanwide and Scancode. Going forward, we intend to focus our acquisition activities on companies that are targeting the same customers as us and processing similar data and, to that end, will listen to our customers’ suggestions as they relate to consolidation opportunities. Depending on the size and scope of any such business combination, or series of contemplated business combinations, we may need to raise additional debt or equity capital. However, with the recent global economic downturn and its impact on credit and capital markets, there can be no assurance that we will be able to undertake such a financing transaction.

Certain future commitments are set out above in the section of this MD&A called “Commitments, Contingencies and Guarantees”. We believe that we have sufficient liquidity to fund our current operating and working capital requirements, including the payment of these commitments.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

Any investment in us will be subject to risks inherent to our business. Before making an investment decision, you should carefully consider the risks described below together with all other information included in this report. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are not aware of or have not focused on, or that we currently deem immaterial, may also impair our business operations. This report is qualified in its entirety by these risk factors.

If any of the following risks actually occur, they could materially adversely affect our business, financial condition, liquidity or results of operations. In that case, the trading price of our securities could decline and you may lose all or part of your investment.

General economic conditions may affect our business, results of operations and financial condition.

Demand for our products depends in large part upon the level of capital and operating expenditures by many of our customers. Decreased capital and operational spending could have a material adverse effect on the demand for our products and our business, results of operations, cash flow and overall financial condition. Disruptions in the financial markets may adversely impact the availability of credit already arranged and the availability and cost of credit in the future, which could result in the delay or cancellation of projects or capital programs on which our business depends. In addition, the disruptions in the financial markets may also have an adverse impact on regional economies or the world economy, which could negatively impact the capital and operating expenditures of our customers. These conditions may reduce the willingness or ability of our customers and prospective customers to commit funds to purchase our products and services, or their ability to pay for our products and services after purchase. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions in the US and other countries.

Our existing customers might cancel existing contracts with us, fail to renew contracts on their renewal dates, and fail to purchase additional services and products, or consolidate contracts with acquired companies.

We depend on our installed customer base for a significant portion of our revenues. We have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts that provide recurring services revenues to us. An example would be our contract to operate the US Census Bureau’s Automated Export System (AESDirect). In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. In 2007, for example, we lost certain customers due to the Legacy Ocean Services Cancellations who generated significant recurring revenues. In 2010, we expect to lose $3 million in annual recurring revenues from departing services customers in addition to the normal 3% annual revenue attrition we plan for. We can provide no assurance that we will not lose additional customers in the future or be able to replace any lost revenues.

If our customers fail to renew their service contracts, fail to purchase additional services or products, or consolidate contracts with acquired companies, then our revenues could decrease and our operating results could be adversely affected. Factors influencing such contract terminations could include changes in the financial circumstances of our customers, dissatisfaction with our products or services, our retirement or lack of support for our legacy products and services, our customers selecting or building alternate technologies to replace us, and changes in our customers’ business or in regulation impacting our customers’ business that may no longer necessitate the use of our products or services, general economic or market conditions, or other reasons. Further, our customers could delay or terminate implementations or use of our services and products or be reluctant to migrate to new products. Such customers will not generate the revenues anticipated within the timelines anticipated, if at all, and may be less likely to invest in additional services or products from us in the future. We may not be able to adjust our expense levels quickly enough to account for any such revenues losses. Our business may also be unfavorably affected by market trends impacting our customer base, such as consolidation activity in our customer base.

Disruptions in the movement of freight could negatively affect our revenues.

Our business is highly dependent on the movement of freight from one point to another as we generate transaction revenues as freight is moved by, to or from our customers. If there are disruptions in the movement of freight, whether as a result of labour disputes or weather or natural disaster, or caused by terrorists, political or security activities, contagious illness outbreaks, or otherwise, then our revenues will be adversely affected. As these types of freight disruptions are generally unpredictable, there can be no assurance that our revenues will not be adversely affected by such events.

We have a substantial accumulated deficit and a history of losses and may incur losses in the future.

As at January 31, 2009, our accumulated deficit was $362.6 million. Although we have been profitable for each quarter of the past four years, we had losses in 2005 and prior fiscal periods. While we are encouraged by our recent profits, our profits in 2006 benefited from one-time gains on the disposition of an asset and a significant portion of our net income and earnings per share in the fourth quarter of each of 2008 and 2009 benefited from a non-cash, net deferred income tax recovery of $16.0 million and $11.7 million, respectively. There can be no assurance that we will not incur losses again in the future. We believe that the success of our business and our ability to remain profitable depends on our ability to keep our baseline operating expenses to a level at or below our baseline revenues. There can be no assurance that we can generate further expense reductions or achieve revenues growth, or that any expense reductions or revenues growth achieved can be sustained, to enable us to do so. If we fail to maintain profitability, this would increase the possibility that the value of your investment will decline.

If we need additional capital in the future and are unable to obtain it as needed or can only obtain it on unfavorable terms, our operations may be adversely affected, and the market price for our securities could decline.

Historically, we have financed our operations primarily through cash flows from our operations, long-term borrowings, and the sale of our debt and equity securities. As at January 31, 2009, we had cash and cash equivalents and short-term investments of approximately $57.6 million and $2.4 million in unutilized operating lines of credit.

While we believe we have sufficient liquidity to fund our current operating and working capital requirements, we may need to raise additional debt or equity capital to fund expansion of our operations, to enhance our services and products, or to acquire or invest in complementary products, services, businesses or technologies. However, with the recent global economic downturn and its impact on credit and capital markets, there can be no assurance that we will be able to undertake such a financing transaction. If we raise additional funds through further issuances of convertible debt or equity securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those attaching to our common shares. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available on terms favorable to us, our operations and growth strategy may be adversely affected and the market price for our common shares could decline.

Making and integrating acquisitions involves a number of risks that could harm our business.

We have in the past acquired, and in the future expect to seek to acquire, additional products, services, customers, technologies or businesses that we believe are complementary to ours. For example, in 2010 we’ve already acquired 2 businesses (Oceanwide and Scancode), in 2009 we acquired one business (Dexx), in 2008 we acquired six businesses and in 2007 we acquired three businesses. However, we may not be able to identify appropriate products, technologies or businesses for acquisition or, if identified, conclude such acquisitions on terms acceptable to us. Acquisitions involve a number of risks, including: diversion of management’s attention from current operations; disruption of our ongoing business; difficulties in integrating and retaining all or part of the acquired business, its customers and its personnel; assumption of disclosed and undisclosed liabilities; dealing with unfamiliar laws, customs and practices in foreign jurisdictions; and the effectiveness of the acquired company’s internal controls and procedures. In addition, we may not identify all risks or fully assess risks identified in connection with an acquisition. The individual or combined effect of these risks could have a material adverse effect on our business. As well, in paying for an acquisition, we may deplete our cash resources or dilute our shareholder base by issuing additional shares. Furthermore, there is the risk that our valuation assumptions, customer retention expectations and our models for an acquired product or business may be erroneous or inappropriate due to foreseen or unforeseen circumstances and thereby cause us to overvalue an acquisition target. There is also the risk that the contemplated benefits of an acquisition may not materialize as planned or may not materialize within the time period or to the extent anticipated.

We may have difficulties maintaining or growing our acquired businesses.

Businesses that we acquire may sell products, or operate services, that we have limited experience operating or managing. For example, Oceanwide, ViaSafe, FCS and Dexx each operate in the emerging regulatory compliance business, and GF-X operates in electronic air freight booking. We may experience unanticipated challenges or difficulties in maintaining these businesses at their current levels or in growing these businesses. Factors that may impair our ability to maintain or grow acquired businesses may include, but are not limited to:

•	Challenges in integrating acquired businesses with our business;
•	Loss of customers of the acquired business;
•	Loss of key personnel from the acquired business, such as former executive officers or key technical personnel;
•

For regulatory compliance businesses, changes in government regulations impacting electronic regulatory filings or import/export compliance, including changes in which government agencies are responsible for gathering import and export information;

•	Difficulties in gaining necessary approvals in international markets to expand acquired businesses as contemplated;
•	Our inability to obtain or maintain necessary security clearances to provide international shipment management services; and
•	Other risk factors identified in this report.

Changes in the value of the US dollar, as compared to the currencies of other countries where we transact business, could harm our operating results and financial condition.

To date, our international revenues have been denominated primarily in US dollars. However, the majority of our international expenses, including the wages of our non-US employees and certain key supply agreements, have been denominated in currencies other than the US dollar. Therefore, changes in the value of the US dollar as compared to these other currencies may materially affect our operating results. We generally have not implemented hedging programs to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and inter-company accounts. We also have not hedged our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. Accordingly, currency exchange rate fluctuations have caused, and may continue to cause, variability in our foreign currency denominated revenue streams, expenses, and our cost to settle foreign currency denominated liabilities. In particular, we incur a significant portion of our expenses in Canadian dollars relative to the amount of revenue we receive in Canadian dollars, so fluctuations in the Canadian-US dollar exchange rate, and in particular, the weakening of the US dollar, could have a material adverse effect on our business, results of operations and financial condition.

If we fail to attract and retain key personnel, it would adversely affect our ability to develop and effectively manage our business.

Our performance is substantially dependent on the performance of our key technical, sales and marketing, and senior management personnel. We do not maintain life insurance policies on any of our employees that list the company as a loss payee. Our success is highly dependent on our ability to identify, hire, train, motivate, promote, and retain highly qualified management, directors, technical, and sales and marketing personnel, including key technical and senior management personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, directors, technical, and sales and marketing personnel, or to attract such personnel on a timely basis, could have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

We have in the past, and may in the future, make changes to our executive management team or board of directors. There can be no assurance that these changes and the resulting transition will not have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

Changes in government filing requirements for global trade may adversely impact our business.

Our regulatory compliance services help our customers comply with government filing requirements relating to global trade. The services that we offer may be impacted, from time to time, by changes in these requirements. Changes in requirements that impact electronic regulatory filings or import/export compliance, including changes adding or reducing filing requirements or changing the government agency responsible for the requirement could impact our business, perhaps adversely.

Increases in fuel prices and other transportation costs may have an adverse effect on the businesses of our customers resulting in them spending less money with us.

Our customers are all involved, directly or indirectly, in the delivery of goods from one point to another, particularly transportation providers and freight forwarders. As the costs of these deliveries become more expensive, whether as a result of increases in fuel costs or otherwise, our customers may have fewer funds available to spend on our products and services. While it is possible that the demand for our products and services will increase as companies look for ways to reduce fleet size and fuel use and recognize that our products and services are designed to make their deliveries more cost-efficient, there can be no assurance that these companies will be able to allocate sufficient funds to use our products and services. In addition, rising fuel costs may cause global or geographic-specific reductions in the number of shipments being made, thereby impacting the number of transactions being processed by our Global Logistics Network and our corresponding network revenues.

We may not be able to compensate for downward pricing pressure on certain products and services by increased volumes of transactions or increased prices elsewhere in our business, ultimately resulting in lower revenues.

Some of our products and services are sold to industries where there is downward pricing pressure on the particular product or service due to competition, general industry conditions or other causes. We may attempt to deal with this pricing pressure by committing these customers to volumes of activity so that we may better control our costs. In addition, we may attempt to offset this pricing pressure by securing better margins on other products or services sold to the customer, or to other customers elsewhere in our business. If we cannot offset any such downward pricing pressure, then the particular customer may generate less revenue for our business or we may have less aggregate revenue. This could have an adverse impact on our operating results.

The general cyclical and seasonal nature of our business may have a material adverse effect on our business, results of operations and financial condition.

Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the cyclical and seasonal nature of the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation or the freight market in general include legal and regulatory requirements, timing of contract renewals between our customers and their own customers, seasonal-based tariffs, vacation periods applicable to particular shipping or receiving nations, weather-related events that impact shipping in particular geographies and amendments to international trade agreements. Since some of our revenues from particular products and services are tied to the volume of shipments being processed, adverse fluctuations in the volume of global shipments or shipments in any particular mode of transportation may adversely affect our revenues. There can be no assurance that declines in shipment volumes in the US or internationally won’t have a material adverse effect on our business.

We may have exposure to greater than anticipated tax liabilities or expenses.

We are subject to income and non-income taxes in various jurisdictions and our tax structure is subject to review by both domestic and foreign taxation authorities. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Although we believe that our estimates are reasonable and that we have adequately provided for income taxes based on all of the information that is currently available to us, tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities. We have recorded a valuation allowance for all but $30.2 million of our net deferred tax assets. If we achieve a consistent level of profitability, the likelihood of further reducing our deferred tax valuation allowance for some portion of the losses incurred in prior periods in one of our jurisdictions will increase. We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during subsequent years. Adjustments based on filed returns are generally recorded in the period when the tax returns are filed and the global tax implications are known. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. Any further changes to the valuation allowance for our deferred tax assets would also result in an income tax recovery or income tax expense, as applicable, on the consolidated statements of operations in the period in which the valuation allowance is changed. In addition, when we reduce our deferred tax valuation allowance, we will record income tax expense in any subsequent period where we use that deferred tax asset to offset any income tax payable in that period, reducing net income reported for that period, perhaps materially.

Changes to earnings resulting from past acquisitions may adversely affect our operating results.

Under business combination accounting standards, we allocate the total purchase price to an acquired company’s net tangible assets, intangible assets and in-process research and development based on their values as of the date of the acquisition (including certain assets and liabilities that are recorded at fair value) and record the excess of the purchase price over those values as goodwill. Management’s estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain. After we complete an acquisition, the following factors could result in material charges that would adversely affect our operating results and may adversely affect our cash flows:

•	Impairment of goodwill or intangible assets;
•	A reduction in the useful lives of intangible assets acquired;
•	Identification of assumed contingent liabilities after we finalize the purchase price allocation period;
•	Security breaches;
•	Charges to our operating results to eliminate certain pre-merger activities that duplicate those of the acquired company or to reduce our cost structure; or
•	Charges to our operating results resulting from revised estimates to restructure an acquired company’s operations after we finalize the purchase price allocation period.

Routine charges to our operating results associated with acquisitions include amortization of intangible assets, in-process research and development as well as other acquisition related charges, restructuring and stock-based compensation associated with assumed stock awards. Charges to our operating results in any given period could differ substantially from other periods based on the timing and size of our future acquisitions and the extent of integration activities.

We expect to continue to incur additional costs associated with combining the operations of our acquired companies, which may be substantial. Additional costs may include costs of employee redeployment, relocation and retention, including salary increases or bonuses, accelerated stock-based compensation expenses and severance payments, reorganization or closure of facilities, taxes, and termination of contracts that provide redundant or conflicting services. Some of these costs may have to be accounted for as expenses that would decrease our net income and earnings per share for the periods in which those adjustments are made.

In December 2007, the FASB issued SFAS 141R, “Business Combinations”. SFAS 141R is effective for us beginning in fiscal 2010, which began on February 1, 2009. As described more fully in Note 18 to our consolidated financial statements for 2009, the adoption of SFAS 141R on February 1, 2009 resulted in a retrospective adjustment to our consolidated financial statements for the year ended January 31, 2009, relating to acquisition related costs which were previously deferred under the provisions of SFAS 141, “Business Combinations”. Depending on the size and scope of any future business combination that we undertake, we believe that SFAS 141R may have a material impact on our results of operations and financial condition.

If our common share price decreases to a level such that the fair value of our net assets is less than the carrying value of our net assets, we may be required to record additional significant non-cash charges associated with goodwill impairment.

We account for goodwill in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (‘SFAS 142”), which we adopted effective February 1, 2002. SFAS 142, among other things, requires that goodwill be tested for impairment at least annually. We have designated October 31 as the date for our annual impairment test. Although the results of our testing on October 31, 2008 indicated no evidence of impairment, should the fair value of our net assets, determined by our market capitalization, be less than the carrying value of our net assets at future annual impairment test dates, we may have to recognize goodwill impairment losses in our future results of operations. This could impair our ability to achieve or maintain profitability in the future. We updated the analysis as of January 31, 2009 and reconfirmed the October determination that there was no evidence of impairment as of January 31, 2009.

Fair value assessments of our intangible assets required by GAAP may require us to record significant non-cash charges associated with intangible asset impairment.

Significant portions of our assets, which include customer agreements and relationships, non-compete covenants, existing technologies and trade names, are intangible. We amortize intangible assets on a straight-line basis over their estimated useful lives, which are generally three to five years. We review the carrying value of these assets at least annually for evidence of impairment. In accordance with SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”, an impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Future fair value assessments of intangible assets may require impairment charges to be recorded in the results of operations for future periods. This could impair our ability to achieve or maintain profitability in the future.

System or network failures or breaches in connection with our services and products could reduce our sales, impair our reputation, increase costs or result in liability claims, and seriously harm our business.

Any disruption to our services and products, our own information systems or communications networks or those of third-party providers upon whom we rely as part of our own product offerings, including the Internet, could result in the inability of our customers to receive our products for an indeterminate period of time. Our services and products may not function properly for reasons, which may include, but are not limited to, the following:

•	System or network failure;
•	Interruption in the supply of power;
•	Virus proliferation;
•	Security breaches;
•	Earthquake, fire, flood or other natural disaster; or
•	An act of war or terrorism.

Although we have made significant investments, both internally and with third-party providers, in redundant and back-up systems for some of our services and products, these systems may be insufficient or may fail and result in a disruption of availability of our products or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business.

From time to time, we may be subject to litigation or dispute resolution that could result in significant costs to us and damage to our reputation.

From time to time, we may be subject to litigation or dispute resolution relating to any number or type of claims, including claims for damages related to undetected errors or malfunctions of our services and products or their deployment, claims related to previously-completed acquisition transactions or claims relating to applicable securities laws. A product liability, patent infringement, acquisition-related or securities class action claim could seriously harm our business because of the costs of defending the lawsuit, diversion of employees’ time and attention, and potential damage to our reputation.

Further, our services and products are complex and often implemented by our customers to interact with third-party technology or networks. Claims may be made against us for damages properly attributable to those third-party technologies or networks, regardless of our lack of responsibility for any failure resulting in a loss - even if our services and products perform in accordance with their functional specifications. We may also have disputes with key suppliers for damages incurred which, depending on resolution of the disputes, could impact the ongoing quality, price or availability of the services or products we procure from the supplier. While our agreements with our customers, suppliers and other third-parties may contain provisions designed to limit exposure to potential claims, these limitation of liability provisions may not be enforceable under the laws of some jurisdictions. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims, and incur damage to the reputation of Descartes and our products. The likelihood of such claims and the amount of damages we may be required to pay may increase as our customers increasingly use our services and products for critical business functions, or rely on our services and products as the systems of record to store data for use by other customer applications. Although we carry general liability and directors and officers insurance, our insurance may not cover potential claims, or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.

We could be exposed to business risks in our international operations that could cause our operating results to suffer.

While our headquarters are in North America, we currently have direct operations in both Europe and China. We anticipate that these international operations will continue to require significant management attention and financial resources to localize our services and products for delivery in these markets, to develop compliance expertise relating to international regulatory agencies, and to develop direct and indirect sales and support channels in those markets. We face a number of risks associated with conducting our business internationally that could negatively impact our operating results. These risks include, but are not limited to:

•	Longer collection time from foreign clients, particularly in the Asia Pacific region;
•	Difficulty in repatriating cash from certain foreign jurisdictions;

•	Language barriers, conflicting international business practices, and other difficulties related to the management and administration of a global business;
•	Difficulties and costs of staffing and managing geographically disparate direct and indirect operations;
•	Currency fluctuations and exchange and tariff rates;
•	Multiple, and possibly overlapping, tax structures and a wide variety of foreign laws;
•	Trade restrictions;
•	The need to consider characteristics unique to technology systems used internationally;
•	Economic or political instability in some markets; and
•	Other risk factors set out in this report.

We may not remain competitive. Increased competition could seriously harm our business.

The market for supply chain technology is highly competitive and subject to rapid technological change. We expect that competition will increase in the future. To maintain and improve our competitive position, we must continue to develop and introduce in a timely and cost effective manner new products, product features and network services to keep pace with our competitors. We currently face competition from a large number of specific entrants, some of which are focused on specific industries, geographic regions or other components of markets we operate in.

Current and potential competitors include supply chain application software vendors, customers that undertake internal software development efforts, value-added networks and business document exchanges, enterprise resource planning software vendors, regulatory filing companies, and general business application software vendors. Many of our current and potential competitors may have one or more of the following relative advantages:

•	Longer operating history;
•	Greater financial, technical, marketing, sales, distribution and other resources;
•	Lower cost structure and more profitable operations;
•	Superior product functionality and industry-specific expertise;
•	Greater name recognition;
•	Broader range of products to offer;
•	Better performance;
•	Larger installed base of customers;
•	Established relationships with existing customers or prospects that we are targeting; and/or
•	Greater worldwide presence.

Further, current and potential competitors have established, or may establish, cooperative relationships and business combinations among themselves or with third parties to enhance their products, which may result in increased competition. In addition, we expect to experience increasing price competition and competition surrounding other commercial terms as we compete for market share. In particular, larger competitors or competitors with a broader range of services and products may bundle their products, rendering our products more expensive and/or less functional. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors.

If we are unable to generate broad market acceptance of our services, products and pricing, serious harm could result to our business.

We currently derive substantially all of our revenues from our supply chain services and products and expect to do so in the future. Broad market acceptance of these types of services and products, and their related pricing, is therefore critical to our future success. The demand for, and market acceptance of, our services and products is subject to a high level of uncertainty. Some of our services and products are often considered complex and may involve a new approach to the conduct of business by our customers. The market for our services and products may weaken, competitors may develop superior services and products, or we may fail to develop acceptable services and products to address new market conditions. Any one of these events could have a material adverse effect on our business, results of operations and financial condition.

Our success and ability to compete depends upon our ability to secure and protect patents, trademarks and other proprietary rights.

We consider certain aspects of our internal operations, our products, services and related documentation to be proprietary, and we primarily rely on a combination of patent, copyright, trademark and trade secret laws and other measures to protect our proprietary rights. Patent applications or issued patents, as well as trademark, copyright, and trade secret rights, may not provide adequate protection or competitive advantage and may require significant resources to obtain and defend. We also rely on contractual restrictions in our agreements with customers, employees, outsourced developers and others to protect our intellectual property rights. There can be no assurance that these agreements will not be breached, that we have adequate remedies for any breach, or that our patents, copyrights, trademarks or trade secrets will not otherwise become known. Moreover, the laws of some countries do not protect proprietary intellectual property rights as effectively as do the laws of the US and Canada. Protecting and defending our intellectual property rights could be costly regardless of venue. Through an escrow arrangement, we have granted some of our customers a contingent future right to use our source code for software products solely for internal maintenance services. If our source code is accessed through an escrow, the likelihood of misappropriation or other misuse of our intellectual property may increase.

Claims that we infringe third-party proprietary rights could trigger indemnification obligations and result in significant expenses or restrictions on our ability to provide our products or services.

Competitors and other third-parties have claimed, and in the future may claim, that our current or future services or products infringe their proprietary rights or assert other claims against us. Many of our competitors have obtained patents covering products and services generally related to our products and services, and they may assert these patents against us. Such claims, whether with or without merit, could be time consuming and expensive to litigate or settle and could divert management attention from focusing on our core business.

As a result of such a dispute, we may have to pay damages, incur substantial legal fees, suspend the sale or deployment of our services and products, develop costly non-infringing technology, if possible, or enter into license agreements, which may not be available on terms acceptable to us, if at all. Any of these results would increase our expenses and could decrease the functionality of our services and products, which would make our services and products less attractive to our current and/or potential customers. We have agreed in some of our agreements, and may agree in the future, to indemnify other parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third parties. If we are required to make payments pursuant to these indemnification agreements, it could have a material adverse effect on our business, results of operations and financial condition.

Our results of operations may vary significantly from quarter to quarter and therefore may be difficult to predict or may fail to meet investment community expectations.

Our results of operations may vary from quarter to quarter in the future due to a variety of factors, many of which are outside of our control. Such factors include, but are not limited to:

•	The termination of any key customer contracts, whether by the customer or by us;
•	Recognition and expensing of deferred tax assets;
•	Legal costs incurred in bringing or defending any litigation with customers and third-party providers, and any corresponding judgments or awards;
•	Legal and compliance costs incurred to comply with Canadian and US regulatory requirements;
•	Fluctuations in the demand for our services and products;
•	Price and functionality competition in our industry;
•	Timing of acquisitions and related costs;
•	Changes in legislation and accounting standards;

•	Fluctuations in foreign currency exchange rates;
•	Our ability to satisfy contractual obligations in customer contracts and deliver services and products to the satisfaction of our customers; and
•	Other risk factors discussed in this report.

Although our revenues may fluctuate from quarter to quarter, significant portions of our expenses are not variable in the short term, and we may not be able to reduce them quickly to respond to decreases in revenues. If revenues are below expectations, this shortfall is likely to adversely and/or disproportionately affect our operating results.

Our common share price has in the past been volatile and may also be volatile in the future.

The trading price of our common shares has in the past been subject to wide fluctuations and may also be subject to fluctuation in the future. This may make it more difficult for you to resell your common shares when you want at prices that you find attractive. Increases in our common share price may also increase our compensation expense pursuant to our existing director, officer and employee compensation arrangements. Fluctuations in our common share price may be caused by events unrelated to our operating performance and beyond our control. Factors that may contribute to fluctuations include, but are not limited to:

•	Revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
•	Changes in recommendations or financial estimates by industry or investment analysts;
•	Changes in management or the composition of our board of directors;
•	Outcomes of litigation or arbitration proceedings;
•	Announcements of technological innovations or acquisitions by us or by our competitors;
•	Introduction of new products or significant customer wins or losses by us or by our competitors;
•	Developments with respect to our intellectual property rights or those of our competitors;
•	Fluctuations in the share prices of other companies in the technology and emerging growth sectors;
•	General market conditions; and
•	Other risk factors set out in this report.

If the market price of our common shares drops significantly, shareholders could institute securities class action lawsuits against us, regardless of the merits of such claims. Such a lawsuit could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business.